May 23, 2025

Christopher Werner
Chief Executive Officer
C3 Bullion, Inc.
875 N. Michigan Avenue, Suite 3100
Chicago, IL 60611

       Re: C3 Bullion, Inc.
           Offering Statement on Form 1-A
           Post-Qualification Amendment No. 4
           Filed May 16, 2025
           File No. 024-12367
Dear Christopher Werner:

       We have reviewed your amendment and have the following comment(s).

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Post-Qualification Amendment No. 4
Cover Page

1. Please revise to reflect that you are offering 8,000,000 common shares. Signatures, page 24

2. We note your response and amended disclosure in response to prior comment 2, including that Jim Elgart does not serve on the board of the company. Please revise to remove the title "Director" from Mr. Elgart's signature block.
 May 23, 2025
Page 2

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rucha Pandit at 202-551-6022 or Cara Wirth at 202-551-7127 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:   James R. Simmons